POWERSAFE TECHNOLOGY CORP.
1400 Coney Island Avenue
Brooklyn, New York 11230

May 28, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: David Burton

Re:	Powersafe Technology Corp. Form 8-K – Item 4.01 Filed on May 20, 2009, as amended May 28, 2009 - File Number 333-143645

Ladies and Gentlemen:

In connection with the above reference filing, Powersafe Technology Corp. (the “Company”) hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, and:

1.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

2.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

POWERSAFE TECHNOLOGY CORP.

By:	/s/ Jack N. Mayer
Name:	Jack N. Mayer
Title:	President (Principal Executive Officer)